

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2023

Wai Lau
Chief Executive Officer
Intelligent Group Ltd
Unit 2803, Level 28, Admiralty Centre
Tower 1, 18 Harcourt Road
Admiralty, Hong Kong

>   **Re: Intelligent Group Ltd**
>   **Amendment No. 6 to Draft Registration Statement on Form F-1**
>   **Submitted April 14, 2023**
>   **CIK No. 0001916416**

Dear Wai Lau:

 We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 6 to Draft Registration Statement on Form F-1 submitted April 14, 2023

General

1.   We note your disclosure on the prospectus cover page indicating that the Selling Shareholder "is offering an additional 1,250,000 Ordinary Shares of IGL" and that "[t]his offering is being conducted on a firm commitment basis." Please revise to clarify whether the resale shares are part of the firm commitment offering. To the extent the Selling Shareholder is conducting a separate offering, please revise to clarify whether such offering will be concurrent with the initial public offering and at the IPO price, or if such offering will occur following the completion of the initial public offering and at prevailing market prices. To the extent that you contemplate the latter scenario,

consider including separate prospectuses in this registration statement for each of the primary and resale offerings. In this regard, include an explanatory note so that investors receiving the IPO prospectus understand that the Selling Shareholder is conducting an offering pursuant to a separate prospectus that also forms a part of this registration statement. On the resale prospectus cover page, also include a placeholder for the date of effectiveness of this registration statement, the initial public offering price of your ordinary shares, and the most recent trading price of your ordinary shares on Nasdaq. Also confirm that you will include such information in the Rule 424(b) prospectus filed in connection with the resale offering. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K.

You may contact Tatanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Jennifer López Molina at 202-551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lawrence Venick